For PrimeTrust

$500 escrow set-up fee per offering (charged only once)

$25 monthly escrow bank account fee (prorated current month and assessed on the first day on the month going forward while the offering is open)

$500 monthly Escrow Cloud Hosting Fee for all offerings except; Reg A which is $995/month; Reg CF $0. (for both Invest Now and API customers--prorated for current month and assessed on the first day on the month going forward while the offering is open)

Bad Actor Check for each associated person ($45 per US individual/entity, $100 per Int'l individual & $160 per Int'l entity)

Once you start having investors the following fee will be assessed per investment

$5 accounting fee (one-time fee per investment), $0 for Reg CF

Funds Processing Fees per investment ($2 ACH, Credit/Debit 4.5%, $10 Checks, $15 US wire & $35 International wire)

AML checks per investor ($2 US individual, $25 US entity, $5 CA/UK individual, $75 CA/UK entity, $60 Int'l individual, $75 Int'l entity, $8 for each AML exception)

$25 transaction fee per completed investment for Reg D and Reg S offerings, $15 for Reg A, $0 for Reg CF.

$1 per eSign subscription agreement ($0 for Reg CF)

Once the offering has met the minimum and you start making disbursements the following fees will apply

$150 Escrow Closing, each time you 'Invest' investments or complete a disbursement.

$150 Escrow Ends, when you close down the escrow account once the offering is over.

$250 Extending the Close Date of a live offering.

$25 Cap table management fee per month once an investor has been invested in the offering

$25 account batch fee per distribution

Cash management fee: 50bps of the total amount disbursed. This fee is pulled from escrow.

For Trulioo

$99 USD/month (billed annually) $199 USD/month (billed annually)

100 free transactions per month 100 free transactions per month

$0.65 USD per additional transaction (billed monthly) $0.65 USD/National and $1.60 USD/International

per additional transaction (billed monthly)